UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 27, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), posted an investor presentation (the “Presentation”) and an investor update video on the investor relations page of the Company’s website. A copy of the Presentation is attached hereto as Exhibit 99.1.

On May 27, 2026, the Company issued a press release announcing the release of the investor presentation and investor update video on its website, and reminding shareholders that it will convene an Extraordinary General Meeting (the “EGM”) of its shareholders on June 8, 2026 at 1:00 p.m. Irish Time (8:00 a.m. Eastern Time), to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, to consider three resolutions. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Forward-Looking Statements

The Presentation attached as Exhibit 99.1 hereto and the press release attached as Exhibit 99.2 hereto contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the Company’s strategy of building a diversified energy platform and the anticipated benefits thereof; the expected completion and benefits of the planned transaction with respect to Royal Uranium Inc. (“Royal Uranium”); the planned EGM and the matters to be voted on therein; the Company’s revenue and net income targets for fiscal years 2026 and 2027, including the expectation that all operating businesses will be profitable at the unit level in 2026 and that the Company will cross into sustainable positive net income in 2027; the indicative valuation of certain royalties held by Royal Uranium and the assumptions underlying such valuation; the anticipated contributions of the Company’s operating subsidiaries to the Company’s operations and growth, including the potential for up to €30 million from a certain hydrogen infrastructure investment vehicle; the Company’s operational priorities and key growth targets, including year-over-year revenue growth targets of Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), a United Arab Emirates company and a 51.0%-owned subsidiary of Quality Industrial Corp., a Nevada corporation and a majority-owned subsidiary of the Company; the Company’s ability to identify and capitalize on market opportunities; and other forward-looking statements referred to under “Forward-Looking Statements” in the Presentation. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the anticipated transaction with respect to Royal Uranium may not be completed on anticipated terms or at all; the risk that the matters to be voted on at the EGM may not receive shareholder approval; the Company’s ability to successfully integrate acquired businesses and realize anticipated synergies; the risk that projections and financial targets presented in the Presentation may not be achieved due to changes in market conditions, commodity prices, currency exchange rates, or operating assumptions, and that actual financial results may differ materially from management’s targets; the risk that the indicative valuation of certain royalties held by Royal Uranium may be significantly overestimated due to inaccurate assumptions or methodologies, including the concentration of approximately 66% of such indicative valuation in a single uranium royalty; the dependence of the Company on third-party operators over whom it has no operational control with respect to royalty-bearing properties, including decisions regarding the pace, scope, and method of exploration and development; adverse changes in commodity prices, including uranium, natural gas, and liquified petroleum gas; the Company’s ability to secure additional financing on favorable terms; risks related to operating in multiple jurisdictions, including regulatory, political, and currency risks; the risk of major disruptions to Al Shola Gas’s operations due to regional military conflicts; changes in applicable laws or regulations, including those related to energy, environmental, mining, and securities matters; the Company’s ability to attract and retain customers and execute on its commercial pipeline; risks associated with the development and commercialization of hydrogen and biomass steam technologies; the lack of availability, affordability, and reliability of biomass feedstock supply; general economic and market conditions, including the impact of inflation, interest rates, and geopolitical instability; other risks and uncertainties described under “Forward-Looking Statements” in the Presentation; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Investor Presentation dated May 2026
99.2	Press Release dated May 27, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 27, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer